McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

March 5, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011 Filed September 9, 2011 File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 17, 2012, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

1. In your response to previous comment five you indicate that under the October 21, 2011 amendment the common stock issued in February and September obligates you to transfer the US patent if the final contingency is not met. As a result, you believe that ASC 480-10-25-8 does not apply to your rescission provision because it relates to outstanding shares. It appears that your analysis is inconsistent with the facts and circumstances. We understand that the rescission provision is not an outstanding share, but instead is a contractual obligation to repurchase your common stock by transferring an asset, the US patent. Because the rescission provision was added by amendment almost eight months after the original agreement, it appears to be a freestanding financial instrument under ASC 480-10-20 requiring that you record the obligation to repurchase your stock at fair value under ASC 480-10-30-7 with changes in fair value recognized in earnings under ASC 480-10-35-5. Please tell us if our understanding is correct.

Company’s Response –

We concur that, if the obligation to repurchase our common stock by transferring the US patent is considered a freestanding financial instrument other than a part of an original agreement, the amended terms effective on October 21, 2011 have triggered a contractual obligation that is subject to ASC 480-10-25-8. We further concur that, if the contractual obligation is a freestanding financial instrument under ASC 480-1-20, we need to record the obligation to repurchase our stock at fair value under ASC 480-10-30-7 with changes in fair value recognized in earnings under ASC 480-10-35-5.

We revisited the ASC 480-10-25-8 and the Staff’s comments, and agree that it is more appropriate to treat the obligation to repurchase our common stock by transferring the US patent as a freestanding financial instrument and not a part of an initial agreement.

In conclusion, we believe that the Staff’s understanding is correct.

2. If your rescission provision indeed represents a liability under ASC 480-10-25-8, as previously requested, please analyze for us whether the offsetting debit to record this liability at the October 21, 2011 inception date is an expense or a reduction in equity. Please reference for us the authoritative literature you rely upon to support your position.

Company’s Response:.

ASC 480-10-25-8, “An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.  It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b. It requires or may require the issuer to settle the obligation by transferring assets. “

The amendment to the patent acquisition agreement on October 21, 2011 requires that we acquire our own common stock by transferring the patent to the former owner of the patent if the financing or the listing of the common stock on NASDAQ or a major foreign stock exchange is not achieved within one year. Therefore, per ASC 480-10-25-8, an obligation to repurchase our own common stock has been incurred, and a liability for the obligation to acquire our own common stock at the inception of the amendment on October 21, 2011 should be recorded. We have recorded $23,391,902 of liability on our balance sheet as of December 31, 2011 and reported in our quarterly report on Form 10Q for the period ended December 31, 2011. We will record an additional liability to offset our equity balance associated with the first issuance of the common stock on the acquisition of the US patent. Because the stock price on the cancellation date is uncertain, we recorded the liability using the stock price at the acquisition date of the patent.

Although we did not find direct guidance from FASB ASC 480-10-25 regarding whether an offsetting entry should be recorded as an expense or a reduction in equity for the circumstance if we record a liability for the obligation to reacquire our own common stock, we researched an article titled “An Update on the FASB’s and IASB’s Joint Project on Financial Instruments With Characteristics of Equity”, written by Magnus Orrell and Ana Zelic, and published at Deloitte’s Heads Up, Volume 14, Issue 14, on April 15, 2010.

On the page 4 of the Article, under the sub-title of “Obligation to Repurchase an Entity’s Own Shares”, it states that, “The boards have agreed that contracts that require an entity to repurchase its own shares (e.g., forward contracts to repurchase an entity’s own shares) on a specified date or upon the occurrence of an event that is certain to occur should be recorded as a gross liability for the amount of the obligation to be paid to redeem the shares, with an initial offsetting debit entry to contra-equity.”

Therefore, the liability to acquire our own common stocks is partially recorded with an offsetting contra-equity account in our report on form 10Q for the period ended December 31, 2011.

3. Please confirm our understanding from your December 14, 2011 response to comment Two of our November 30, 2011 letter and your auditor’s verbal confirmation in a phone conversation on February 13, 2012 that your use of PBLG under the acquired US patent as a healthcare product is not contingent on further development of the patent. In addition, please confirm that the use of PBLG as a healthcare product is only contingent to raising money to fund manufacturing and that the manufacturing of which will also not require future development of PBLG.

First, we confirm that the staff’s understanding from our December 14, 2011 response to comment two of the staff’s November 30, 2011 letter and our auditor’s verbal confirmation in a phone conversation on February 13, 2012 that our use of PBLG under the acquired US patent as a healthcare product is not contingent on further development of the patent.

Second, we confirm that the use of PBLG as a healthcare product is only contingent to raising money to fund manufacturing and that the manufacturing of which will also not require future development of PBLG.

4. Assuming that it is appropriate to capitalize the patent asset, it appears that the rescission provision added by your October 21, 2011 amendment may have triggered an asset impairment analysis under ASC 360-10-35-21f because you may be forced to dispose of the patent before the end of its previously estimated useful life. If so, please tell us the results of this impairment analysis as of December 31, 2011. If not, please tell us why not and represent to us that you will continue to assess the probability of returning the patent prior to the expiration of the rescission provision in October 2012 and perform the required impairment analysis if it becomes more likely than not that you will be forced to return the patent.

Per ASC 360-10-35-21, a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. One of such events or changes in circumstances is that “A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.”

In our case, per the amended agreement dated October 21, 2011, within a year, if the condition of predetermined financing or the CYIG’s stock listed on major capital market is not met, the patent will be returned to the formal owner. Although we had not found any investors as of December 31, 2011, a United States broker dealer is conducting due diligence with respect to a possible offering on a best efforts basis pursuant to an executed engagement letter, so the Company has not concluded that the likelihood that the Company may not achieve the minimum financing target or being listed on NASDAQ or a major foreign capital market is more than 50%. Therefore, we have not determined that the patent is more likely than not to be disposed of significantly before the end of its previously estimated useful life of 11 years. Under this circumstance, a test of recoverability of the patent value had not been triggered at December 31, 2011.

However, we continue to assess the probability of the returning the patent prior to the expiration of the rescission provision in October 2012. If we determine that the patent is more likely than not to be returned, we will perform an impairment analysis by the following steps:

•	We will estimate the future net undiscounted cash flows expected to be generated from the use of the patent and its eventual disposal.

•	We will compare the estimated undiscounted cash flows generated from using the patent to the carrying amount of the patent. If the estimated undiscounted cash flows exceed the carrying amount of the patent, the long-lived asset is recoverable. Therefore, impairment does not exist and a loss cannot be recognized. If the estimated undiscounted cash flows are less than the carrying amount of the long-lived asset, the long-lived asset is not recoverable. Therefore, the fair value of the long-lived asset should be re-assessed.

•	We will determine fair value of the patent following the guidance under the ASC 820. If the resulting fair value is less than the patent’s carrying value, an impairment loss will be recognized for that difference.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly, /s/ Steven Schuster Steven Schuster